  Exhibit 99.1

High Tide to Open Fourth Canna Cabana in Mississauga, Ontario

CALGARY, AB, March 26, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 925 Rathburn Rd East, Mississauga, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on Thursday, March 28. This opening will mark High Tide's 167th Canna Cabana branded cannabis retail location in Canada, the 58th in the province of Ontario and the 4th in Mississauga.

This brand-new Canna Cabana is nestled within a major retail power center and is surrounded by strong anchor tenants, including a national grocery retailer, Canada's largest bulk-food retailer, and several quick-serve restaurants. Situated close to well-travelled roadways, this Canna Cabana will benefit from the many residents who come through this plaza to run their daily errands and will welcome new and existing ELITE and Cabana Club members.

"I am thrilled to announce another Canna Cabana opening in Mississauga in rapid succession. This Tomken store is another example of our thoughtful real estate strategy, where we strategically locate our stores in these retail power centers surrounded by major national anchor tenants. The coming months are brimming with more exciting Canna Cabana store openings as we look to continue our growth trajectory in Mississauga and beyond, eventually reaching 300 stores across Canada and our long-term objective to achieve 15% market share in the provinces where we operate," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Growth and innovation are in our DNA. Our Cabana Club is the first-of-its-kind discount club model in North America, which features ELITE as our paid membership tier. ELITE upgrades have been growing at their fastest pace to date, with Canna Cabana quickly becoming a household name in Canada. Our goal is to extend the reach of our Cabana Club into a global cannabis community by consolidating our 5 million plus international customers and bringing them all together into our rapidly growing membership base," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 167 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

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1 As reported by ATB Capital Markets based on store counts as of February 8, 2024

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, our commitment to opening future stores in prime power centre locations and the expansion of our discount club model, our ability to reach our stated goals of 300 stores and 15% market share, and our ability to extend our Cabana Club into a global cannabis community and to consolidate our international customers. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 26-MAR-24